Exhibit 99

Unaudited Pro Forma Condensed Consolidated Financial Statements

On December, 2, 2024, Nektar Therapeutics (Nektar, we) completed the sale (the Transaction) of our manufacturing facility located in Huntsville, Alabama (the Facility) and certain other manufacturing assets related thereto, including the assignment of our existing manufacturing and supply obligations, to Gannet BioChem, an affiliate of Ampersand Management LLC d/b/a Ampersand Capital Partners (Ampersand), via an Asset Purchase Agreement (the APA), for consideration of $64.7 million in cash, net of transaction costs, and an approximate 20% equity ownership at the time of close in Gannet BioChem, which is accounted for under the equity method of accounting. Concurrently with the closing of the Transaction, we entered into certain ancillary agreements with Gannet BioChem, including supply agreements for rezpegaldesleukin and NKTR-255, and certain services agreements. See Note 12 to our Consolidated Financial Statements filed in the accompanying annual report on Form 10-K for the year ended December 31, 2024 (the 2024 Consolidated Financial Statements) for additional information.

The unaudited pro forma condensed consolidated financial statements have been derived from our historical 2024 Consolidated Financial Statements, and give effect to the Transaction. The unaudited pro forma condensed consolidated statement of operations reflects Nektar’s results as if the sale of the Facility had occurred as of January 1, 2024. A pro forma balance sheet is not presented as the Transaction was fully reflected in our balance sheet as of December 31, 2024.

The unaudited pro forma condensed consolidated statement of operations is not intended to be a complete presentation of Nektar’s results of operations had the sale of the Facility occurred for the period indicated. In addition, the unaudited pro forma condensed consolidated statement of operations is provided for illustrative and informational purposes only and are not necessarily indicative of our future results of operations or financial condition had the Transaction been completed on the date assumed. The unaudited pro forma condensed consolidated statement of operations should be read together with our historical consolidated financial statements and accompanying notes, including the 2024 Consolidated Financial Statements.

The “As Reported” column in the unaudited pro forma condensed consolidated statement of operations reflects our historical condensed consolidated statement of operations for the year ended December 31, 2024, which includes the recognition of a one-time non-recurring gain of $40.4 million as a result of the Transaction.

The “Pro Forma Adjustments” column in the unaudited pro forma condensed consolidated statement of operations reflects the elimination of the activity of the Facility before the sale on December 2, 2024, the effects of the supply agreement and services agreements referenced above, and the accounting for the equity method investment as if the Transaction occurred on January 1, 2024. In accounting for Gannet BioChem’s results as an equity method investment, we used the hypothetical liquidation at book value method due to Ampersand’s liquidation preferences. Refer to Note (d) below for additional information. As a result of the our valuation allowance on our deferred tax assets, we estimated no pro forma tax adjustments reflected on the related income statement activity.

The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of the Securities and Exchange Commission’s Regulation S-X. The unaudited pro forma condensed consolidated financial statements do not include adjustments to reflect any potential synergies that may be achievable, or dis-synergy costs that may occur, in connection with the sale of the Facility.

NEKTAR THERAPEUTICS

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share information)

	Year Ended December 31, 2024
	As Reported	Pro Forma Adjustments	Notes	Pro Forma
Revenue:
Product sales	$33,563	$(33,563)	(a)	$—
Non-cash royalty revenue related to the sales of future royalties	64,267	—		64,267
License, collaboration and other revenue	597	(297)	(a)	300
Total revenue	98,427	(33,860)		64,567
Operating costs and expenses:
Cost of goods sold	30,686	(30,686)	(a)	—
Research and development	120,908	(3,323)	(b)(c)	117,585
General and administrative	76,751	(705)	(b)	76,046
Restructuring and impairment	15,670	—		15,670
Impairment of goodwill	—	—		—
Gain on sale of the Huntsville manufacturing facility	(40,390)	—		(40,390)
Total operating costs and expenses	203,625	(34,714)		168,911
Loss from operations	(105,198)	854		(104,344)
Non-operating income (expense):
Non-cash interest expense on liabilities related to the sales of future royalties	(28,112)	—		(28,112)
Interest income	14,500	—		14,500
Other income (expense), net	(390)	(7,572)	(d)(e)	(7,962)
Total non-operating income (expense), net	(14,002)	(7,572)		(21,574)
Loss before provision for income taxes	(119,200)	(6,718)		(125,918)
Provision (benefit) for income taxes	(239)	—		(239)
Net loss	$(118,961)	$(6,718)		$(125,679)

Basic and diluted net loss per share	$(0.58)			$(0.61)
Weighted average shares outstanding used in computing basic and diluted net loss per share	205,661			205,661

The accompanying notes are an integral part of the pro forma condensed consolidated statement of operations

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

The adjustments included in the unaudited pro forma condensed consolidated statement of operations are described below:

(a)
These adjustments relate to the removal of product sales, other revenue and cost of goods sold for contracts with customers assigned to Gannet BioChem for the period prior to the sale of the Facility on December 2, 2024.
(b)
These adjustments relate to the removal of compensation and benefit expense for employees terminated in connection with the Transaction, costs of manufacturing our proprietary reagents, and depreciation and other expenses of the Facility recorded in research and development expense or general and administrative expense, for the period prior to the sale of the Facility on December 2, 2024.
(c)
These adjustments relate to the estimated costs that we would have incurred from Gannet BioChem under the service and supply agreements for such employees and reagent supply for the year ended December 31, 2024.

The following table reconciles the net adjustments to research and development and general administrative expense for (b) and (c).

x
	Removal of historical amounts recorded related to the Facility	Amounts due to Gannet BioChem under Services Agreements	Amounts due to Gannet BioChem under Supply Agreements	Total
Research and development	$(5,800)	$1,595	$882	$(3,323)
General and administrative	(705)	-	-	(705)
Total	$(6,505)	$1,595	$882	$(4,028)

(d)
These adjustments reflect estimated charges to Gannet BioChem for certain administrative services provided during the year ended December 31, 2024, under the transition services agreement, which we present as other income in our consolidated statement of operations.
(e)
We have recorded our share of Gannet BioChem’s losses under the hypothetical liquidation at book value (HLBV) basis for purposes of this condensed consolidated pro forma statement of operations. We are continuing to evaluate our accounting policy for purposes of recording these amounts in our consolidated financial statements, which we report on a lag basis, and therefore, we expect to report our initial share of Gannet BioChem’s gain and losses for the month ended December 31, 2024, in our quarterly report on Form 10-Q for the period ended March 31, 2025.

The HLBV method is a balance sheet approach that calculates the change in the hypothetical amount we and Ampersand would be entitled to receive if Gannet BioChem were liquidated at book value at the end of each period, adjusted for any contributions made and distributions received during the period. As discussed in Note 12 to the accompanying Consolidated Financial Statements, Ampersand is entitled to a cumulative preferred dividend and return of capital before any distributions are made to us.

Under the HLBV method, our share of earnings and losses for each period are calculated based on the difference between the amount we would receive in liquidation at the beginning and end of each period presented, adjusted for any distributions or contributions and basis differences between the initial fair value of the investment in Gannet BioChem and our claim on the net assets of Gannet BioChem. Our initial fair value of Gannet BioChem was estimated to be approximately $12.2 million as further described in Note 12 to the 2024 Consolidated Financial Statements.

For purposes of this condensed consolidated pro forma statement of operations, we assumed no distributions or contributions were made from or to Gannet BioChem during the year ended December 31, 2024, other than the initial contributions by Ampersand and us, and we estimated the changes in our claims on Gannet BioChem’s net assets based on the adjustments reflected in (a) through (d) and the estimated effects of the Ampersand’s liquidation preference. Accordingly, the changes in Gannet BioChem’s net assets do not reflect the effects of basis differences relate to Gannet BioChem’s accounting for the Transaction or resulting depreciation and amortization changes, differences in accounting policies, differences in amounts of stock-based compensation expense between our historical plan and a plan, if any, in Gannet BioChem’s stock, and other costs and expenses that Gannet BioChem may incur on a standalone basis because such effects are not yet known or are subject to additional analysis to be completed by Gannet BioChem.

The below table reconciles the net adjustment to other income (expense), net for (d) and (e).

x
	Amounts due from Gannet BioChem under Services Agreements	Share of Gannet BioChem's losses	Total
Other income (expense), net	$118	$(7,690)	$(7,572)
Total	$118	$(7,690)	$(7,572)

The below table reconciles the changes in Nektar’s share of Gannet BioChem’s net assets for the year ended December 31, 2024.

x
Year Ended December 31, 2024
Claim on net assets of Gannet BioChem - beginning of year	$12,218
Claim on net assets of Gannet BioChem - end of year	4,528
Change in claim on net assets of Gannet BioChem	$(7,690)